1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

September 27, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Re:	Response Biomedical Corp. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 29, 2012 File No. 000-50571

Ladies and Gentlemen:

            Response Biomedical Corp., or the Company, provides this response to the comment of the staff (“Staff”) of the United States Securities and Exchange Commission (the “Commission”), which was furnished by your letter dated August 29, 2012 (the “Staff Letter”). In response to the Staff's comment, we have reproduced below the comment set forth in the Staff Letter and followed the comment with our response. References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

General

Comment

1.

We note you concluded that your internal control over financial reporting (“ICFR”) was effective as of December 31, 2011. We further note your disclosure that the Company recorded a material adjustment at December 31, 2011, which was a result of incorrectly recognizing the effect of forfeitures on stock based compensation previously recorded; and that this adjustment was a result of inadequate controls related to accounting for those forfeitures. Please explain to us in sufficient detail the basis for your conclusion that ICFR was effective as of December 31, 2011 given the material adjustment recorded at that date resulting from inadequate controls, or revise to disclose that your ICFR was not effective as of December 31, 2011.

1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

Response:

The Company respectfully advises the Staff that it will amend its Annual Report on Form 10-K to disclose that its disclosure controls and procedures (“DC&P”) and ICFR were ineffective as of December 31, 2011. Additionally, the Company will amend its Quarterly Report on Form 10-Q to describe the measures taken and controls implemented during the first quarter of 2012 to remediate the ineffective DC&P and ICFR. The Company believes that such measures and controls were in place for a sufficient amount of time in the first quarter of 2012 to conclude that DC&P and ICFR were effective as of March 31, 2012. The Company's proposed disclosure of these matters in its amended Forms 10-K and 10-Q appear below the following discussion.

During the year-end audit, the Company determined that it could be incorrectly accounting for stock based compensation (“SBC”) related to stock option forfeitures and so it began a review to determine whether an adjustment related to these forfeitures was required. The Company's senior accountant prepared an analysis (the “Analysis”) of the SBC calculated by the software program that the Company used. This software program is a commercially available, off the shelf program used by the Company to manage the information and calculations pertaining to its stock options and related SBC. The Analysis consisted of reviewing SBC recorded that was not reversed for options that did not ultimately vest and the SBC recorded for employees who were terminated. This Analysis was reviewed by the corporate controller who concluded that an adjustment was required to report SBC in accordance with Generally Accepted Accounting Principles (“GAAP”).

Based on the Analysis, the Company determined that there was a material weakness surrounding the accounting treatment of forfeitures of stock options resulting in a material overstatement of SBC. The Company then developed procedures to correctly calculate SBC and to provide proper internal controls over its calculation and review consisting of: i) educating and training personnel on the appropriate accounting treatment for stock option forfeitures, ii) configuring the software program so it accounts for forfeitures in accordance with GAAP, iii) performing a detailed review of the SBC calculations generated by the software program, and iv) having SBC reviewed by a qualified person.

The Company is proposing to revise the last two paragraphs under “Evaluation of Disclosure Controls and Procedures” and the last three paragraphs under “Management's Report on Internal Control over Financial Reporting” in Item 9A contained in Annual Report on Form 10-K for the year ended December 31, 2011. In addition, the Company is proposing to revise the disclosure in its Changes in Internal Control Over Financial Reporting in Item 4 of its Quarterly Report on Form 10-Q. The revised disclosures are as follows:

1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

Proposed Revised Disclosure in Annual Report on Form 10-K for the year ended December 31, 2011:

Evaluation of Disclosure Controls and Procedures

“The Company implemented a remediation plan to address these material weaknesses in our Internal Control Over Financial Reporting noted in our Form 20-F/A, which is described below. The Company believes that this remediation plan eliminated such material weaknesses.

However, as disclosed below, based on the material weakness related to the accounting for forfeitures of stock options, our principal executive officer and principal financial officer have concluded that, as of December 31, 2011, the Company's disclosure controls and procedures were not effective.”

Management's Report on Internal Control Over Financial Reporting

“As previously reported on its Current Report on Form 8-K filed on March 29, 2012, at December 31, 2011, the Company recorded a material adjustment which was a result of incorrectly recognizing the effect of forfeitures on stock based compensation previously recorded. This adjustment was due to a material weakness related to the accounting treatment for forfeitures of stock options. This material weakness resulted in a material overstatement of stock based compensation in the Company's financial statements for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011. Stock based compensation was correctly reported in the Company's annual consolidated financial statements for the year ended December 31, 2011.

Based on the material weakness related to the accounting for forfeitures, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of December 31, 2011.

Management is committed to continuing to improve the Company's internal control processes and will continue to diligently and vigorously review the Company's financial reporting controls and procedures.”

1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

Changes in Internal Control Over Financial Reporting

“Management is implementing a remediation plan to address the material weakness related to the accounting for forfeitures of stock options noted above. The remediation plan includes the following:

●	educate and train personnel on the accounting treatment for forfeitures of stock options;
●

configure the software program used by the Company to manage information and calculations pertaining to its stock options and related stock based compensation to account for stock based compensation in accordance with generally accepted accounting principles;

●	perform a detailed review of the stock based compensation transactions generated by the software program used by the Company; and

●	review of stock based compensation by a qualified person.”

Proposed Revised Disclosure in Quarterly Report on Form 10-Q for the quarter ended March 31, 2012:

“Changes in Internal Control Over Financial Reporting

Management, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, has evaluated the Company's internal control over financial reporting, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of March 31, 2012.

As reported in the Company's amended annual report on Form 10-K/A for the year ended December 31, 2011, it was determined that, as of December 31, 2011, there was a material weakness related to the accounting treatment for forfeitures of stock options. This material weakness resulted in a material overstatement of stock based compensation in the Company's quarterly financial statements for the periods ended March 31, 2011, June 30, 2011, and September 30, 2011. Stock based compensation was correctly reported in the Company's annual consolidated financial statements for the year ended December 31, 2011.

The Company has implemented the following measures to remediate the material weakness related to the accounting of stock based compensation:

●	education and training of personnel on the accounting treatment for forfeitures of stock options;

●

configuration of the software program used by the Company to manage information and calculations pertaining to its stock options and related stock based compensation to account for stock based compensation in accordance with generally accepted accounting principles;

●	detailed review of the stock based compensation transactions generated by the software program used by the Company; and
●	review of stock based compensation by a qualified person.

In the opinion of management, these remedial measures were in place for a sufficient amount of time during the first quarter of 2012 to conclude that the new control procedures were operating effectively as of March 31, 2012.”

1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel:604.456.6010 Fax:604.456.6066 www.responsebio.com

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company further acknowledges that it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ W.J. Adams
W.J. Adams, C.A.
Chief Financial Officer

cc:	Steve Lo, Securities and Exchange Commission John Archfield, Securities and Exchange Comission Jeffrey L. Purvin, Response Biomedical Corp. Scott Watkinson, Wilson Sonsini Goodrich and Rosati